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                      [LETTERHEAD of ANALYSTS INTERNATIONAL]


          ANALYSTS INTERNATIONAL ANNOUNCES REGULAR QUARTERLY DIVIDEND,
                    TAKES OTHER ACTIONS TO STRENGTHEN COMPANY

MINNEAPOLIS - Dec. 19, 2000 - Analysts International (Nasdaq: ANLY) announced today that its Board of Directors declared a regular quarterly dividend of 6 cents per share. "This action by the Board adjusts the dividend to reflect the company's current financial results," said Frederick W. Lang, chairman and chief executive officer of Analysts International. The dividend is payable Feb. 15, 2001, to shareholders of record on Jan. 31, 2001. The company has 22,606,826 shares of common stock outstanding.

In other actions, the board approved the following items:
     - Analysts will acquire the remaining 19.9 percent interest in Sequoia NET.com with a combination of stock and cash valued at approximately $10 million. The acquisition will be accretive to earnings in calendar year 2001 and enable Sequoia's network infrastructure business to be incorporated into Analysts' growing e-business offerings, which are central to the company's strategic reorganization. The company expects to close the transaction by the end of the current quarter. Analysts acquired 80.1 percent of Sequoia in April 2000.
     - Analysts will change its fiscal year-end from June 30 to Dec. 31. After a six-month transition period ending Dec. 31, 2000, the company's next fiscal year will start Jan. 1, 2001. Since most companies in the industry operate with a calendar year-end, this change will simplify financial comparisons of Analysts International with its peers and provide for a clearer picture of the organization's progress following restructuring charges planned for the current quarter.

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"These actions, together with our restructuring program, will help us bring increased value to all our shareholders in the future," Lang said.

ABOUT ANALYSTS INTERNATIONAL

Headquartered in Minneapolis, Analysts International Corporation is a long-standing, diversified IT consulting services company serving more than 1,000 corporate and governmental clients. The company has sales and customer service offices throughout the United States, Canada, and the United Kingdom and provides services and expertise in eBusiness Solutions, Staffing and Managed Services. For more information, visit the company Web site at HTTP://WWW.ANALYSTS.COM. Analysts International stock is traded on Nasdaq.

Statements contained herein, which are not historical facts, are forward-looking statements. Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results may vary materially from those projected as a result of certain risks and uncertainties. Refer to discussions of certain of these risks and uncertainties in the company's Annual Reports, 10-Ks, 10-Qs and other Securities and Exchange Commission filings.

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